Filed by Canadian National Railway Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern
Commission File No.: 333-257298
Date:  June 28, 2021

The following op-ed was published on TheHill.com.

The Hill:  Rail merger is a key to economic growth, supply chain security
By Jean-Jacques Ruest and Patrick Ottensmeyer
24 June 2021

One of the lessons of the coronavirus pandemic is that shorter supply chains are vital. This is especially true as global supply chain bottlenecks have choked the flow of everything from computer chips to breakfast cereal. The urgency of the issue was highlighted when President Biden earlier this month convened an emergency task force to study this supply chain problem that “threaten[s] America’s economic and national security.”

While there are a wide range of solutions under consideration, it is clear that one of them will be reducing the United States’s dependence on distant supply chains in Asia and relocating many of those closer to home. In other words, “offshoring” increasingly will be replaced by what has come to be known as “nearshoring.”

As the CEOs of two of the continent’s leading railroads, Canadian National (CN) Railway Company and Kansas City Southern (KCS), we are committed to making nearshoring a more viable option for American business. The proposed combination of our companies, we believe, would create the first truly North American railroad with new direct connections that would give companies in America’s heartland faster, more reliable and less expensive reach into both Canada and Mexico.

We would supply the critical infrastructure that will allow the US-Mexico-Canada Agreement to reach its full potential. This would be possible because our complementary combined footprints would extend from the Pacific and Atlantic coasts of Canada, down through 18 states in the center of the U.S. to the Pacific and Gulf coasts of Mexico. We also have made a commitment to provide new levels of pricing transparency and optionality that would increase the route choices, supply chain resiliency and bargaining power of shippers.

The benefits of a combined CN and KCS railroad would be widespread across the economy. Consider an auto manufacturer in Michigan: with this combination, it would have increased ability to rapidly and reliably source car parts from elsewhere in the U.S. or Mexico rather than from Asia. Our track would directly connect Detroit to the heart of Mexico, giving U.S. manufacturers more competitive routes and the ability to create U.S. jobs as they meet new domestic and regional content requirements under the USMCA. Other potential beneficiaries include grain farmers in Illinois, Iowa and Wisconsin who would have expanded reach into global markets, as well as ethanol producers in Iowa who would have direct access to markets in Mexico; home-builders in Texas and poultry farmers in Arkansas would benefit from expanded supply networks of lumber and source feed ingredients.

We have detailed in our filings with the Surface Transportation Board (STB) how our combination would help several major sectors, including grain, lumber, auto, plastics, petroleum and intermodal importers and exporters. The efficiencies of our combination would enhance competition and boost the economies of all three countries. The combination would allow us to continue our high-level investment in our tracks and associated freight infrastructure.

Our combination would also be good for the environment, we believe. One of the premises of this transaction is our bet that we would be able to convince many shippers, who now rely on long-haul trucking, to convert their business to trains. If successful, the CN-KCS combined network would help relieve the chronic shortages of long-haul truck drivers and reduce the carbon footprint of long-haul truck traffic heading up and down Interstates 35, 55 and 94 between Mexico, Texas and the Midwest. We have calculated that for a single route, from San Luis Potosi, Mexico, to Detroit, Mich., moving freight from trucks to trains would save 260,000 tons of carbon dioxide per year, the equivalent of the average annual emissions of more than 300 long-haul trucks. Multiply that across multiple routes and years, and the impact would be significant.

We believe in the power of a more connected continent to drive economic growth and prosperity, but we can only achieve this goal if the Surface Transportation Board approves our voting trust and allows us the opportunity to make our case for linking these two North American railroads.

Jean-Jacques Ruest is the CEO of Canadian National Railway Company. Patrick Ottensmeyer is the CEO of Kansas City Southern.

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’ Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement includes a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. The registration statement has not yet become effective.  This communication is not a substitute for the proxy statement or registration statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT, THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.